UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

LANDRY=S RESTAURANTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number)

TILMAN J. FERTITTA
1510 West Loop South
Houston, Texas  77027
(713) 386-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

October 18, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,031,481 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,031,481 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,031,481 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 900,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Fertitta Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,031,481(1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,031,481(1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,031,481(1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3% (See Item 5)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 900,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

AMENDMENT NO. 13 TO SCHEDULE 13D

The following constitutes Amendment No. 13 (“Amendment No. 13”) to the Schedule 13D filed by the undersigned.  This Amendment No. 13 amends the Schedule 13D as specifically set forth:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

On October 18, 2008, Parent, Merger Sub, Fertitta and Landry’s entered into the First Amendment to Agreement and Plan of Merger (the “First Amendment”), pursuant to which each outstanding share of Common Stock (other than shares owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent, shares held in the treasury of Landry’s and shares owned by stockholders who perfect appraisal rights under applicable law) will be cancelled and converted automatically into the right to receive $13.50 in cash, without interest.

In connection with the First Amendment, Fertitta agreed, in an amendment, dated October 18, 2008, to his equity commitment letter, subject to certain conditions, to contribute $90 million in cash (subject to reduction for his contribution to Parent of any shares of Common Stock acquired by him after October 18, 2008 and prior to the closing date of the Merger, valued at the purchase price therefor) and 6,131,481 shares of Common Stock to Parent to fund a portion of the merger consideration under the Merger Agreement, as amended by the First Amendment, and pay related fees and expenses.  The amendment to the equity commitment letter also provides for the cancellation of Fertitta’s options to purchase 900,000 shares of Common Stock.

In addition, Fertitta entered into an amendment, dated October 17, 2008, to the debt financing commitment letter with Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC and Wells Fargo Foothill, LLC (collectively, the “Lenders”), pursuant to which the Lenders committed to provide, subject to customary conditions, up to $500 million in funded debt financing, through a combination of a senior secured credit facility and a senior secured notes offering or senior bridge loan facility, to fund a portion of the merger consideration under the Merger Agreement, as amended by the First Amendment, refinance Landry’s existing indebtedness (other than indebtedness of Golden Nugget, Inc. and certain unrestricted subsidiaries of Landry’s, which will remain outstanding) and pay related fees and expenses, and for general corporate purposes for the operation of Landry’s following the closing of the Merger.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On October 18, 2008, Parent, Merger Sub, Fertitta and Landry’s entered into the First Amendment.  Under the First Amendment, Fertitta agreed that all shares of Common Stock acquired by him after the date of the Merger Agreement (i) will be counted towards determining the presence of a quorum at the special meeting of stockholders called to vote upon the Merger but will not be counted towards determining whether the Merger Agreement, as amended by the First Amendment, has been adopted by the requisite stockholder vote at such special meeting and (ii) if the Merger Agreement is terminated so that Landry’s may pursue a competing acquisition proposal, will be voted at the direction of the special committee of Landry’s board of directors at any stockholders meeting called to consider the approval of such competing acquisition proposal.

CUSIP NO. 51508L 10 3

This summary of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the First Amendment, which is attached hereto as Exhibit 99.15 and incorporated herein by reference.

Except as set forth in this Item 4, Fertitta does not have any present plans which would result in any of the actions enumerated in clauses (a) – (j) of Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On October 18, 2008, Parent, Merger Sub, Fertitta and Landry’s entered into the First Amendment, as defined and described in Items 3 and 4 above.

Also on October 18, 2008, Fertitta and Parent entered into an amendment to their equity commitment letter, as described in Item 3 above.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

99.15
First Amendment to Agreement and Plan of Merger, dated as of October 18, 2008, by and among Fertitta Holdings, Inc., Fertitta Acquisition Co., Tilman J. Fertitta, solely for purposes of Sections 7.10, 9.03(b) and Article X, and Landry’s Restaurants, Inc. (incorporated by reference to Exhibit 2.1 of Landry’s Current Report on Form 8-K, filed October 20, 2008)

CUSIP NO. 51508L 10 3

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 20, 2008
(Date)

/s/ Tilman J. Fertitta
Tilman J. Fertitta

FERTITTA HOLDINGS, INC.

By:	/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	Chief Executive Officer and President